Exhibit 11.1

ML Macadamia Orchards, L.P.

Computation of Net Income (Loss) per Class A Unit (unaudited)

(in thousands, except per unit data)

	Three months ended March 31,
	2007	2006

Net income (loss)	$346	$(100)
Class A Unit holders (ownership percentage)	x 100%	x 100%
Net income (loss) allocable to Class A Unit holders	$346	$(100)
Class A Units outstanding	7,500	7,500
Net income (loss) per Class A Unit	$0.05	$(0.01)